HAROLD W. PAUL, LLC
                                 ATTORNEY AT LAW
                                  PO Box 33812
                               Santa Fe, NM 87594
                                 (505) 983-2794
                               Fax (866) 644-7615


                                                         July 28, 2009




Jerard Gibson, Esq.
Securities and Exchange Commission
Mail Stop 4561
100 F Street, NE
Washington, DC 20549


                              Re: TOMI Environmental Solutions, Inc.
                                  Form 10-K for the year ended December 31, 2008 File No. 0-09908


Dear Mr. Gibson:

     We represent TOMI Environmental Solutions, Inc. Our client has forwarded to us your letter dated June 23, 2009 and authorized us to reply.


Form 10-K for the year ended December 31, 2008
----------------------------------------------

Item 1.  Business
-----------------

General
-------

1. Confirming our telephone conversation, we supplementally advise that we do not believe it is material to expand the disclosure regarding the issuer's intellectual property. As disclosed in Form 10-K under the section entitled Services, the issuer purchased a proprietary system for ozone generation from two separate companies, which forms the core of its business and which the issuer believes provides necessary protection. This proprietary system is not patented nor does the issuer believe that a patent would provide additional protection or advance its interests.

HAROLD W. PAUL, LLC

Jerard Gibson, Esq.
Securities and Exchange Commission
July 28, 2009
Page Two


Products, page 2
----------------

2. Supplementally we advise that it is well settled scientifically that ozone is a more powerful oxidizer and more quickly disinfects than chlorine. Attached please find information underlying the foregoing. The information regarding expanding market for ozone technology is based upon research compiled by Frost & Sullivan indicating an increase in demand for non-chemical disinfection technologies such as ozone and ultraviolet light in a variety of markets.


3. Supplementally we advise that government regulation and cost of compliance with environmental laws (Regulation S-K Item 101 (h)(4)(ix) and (xi)) are inapplicable as the regulation of ozone usage is related to occupied space. The issuer, as disclosed in Form 10-K, applies ozone in greater levels than EPA allowances; however, it does so in unoccupied and contained spaces. The issuer has disclosed that people, plants and pets must be removed from the premises during treatment.



Competitors & Future Competition, page 6
----------------------------------------

4.     Supplementally we advise that the disclosure in the document referred to
direct public competition.    The market for air cleaning has a panoply of
different treatments, including many over the counter products, but to the issuer's knowledge no public company is using similar ozone methodology.



Item 1A. Risk Factors
---------------------

General
-------

5. We acknowledge the staff's comment and represent that these are the risks the company deemed material at the time of this filing. In future filings it will delete any reference to other potential risks and uncertainties.

HAROLD W. PAUL, LLC

Jerard Gibson, Esq.
Securities and Exchange Commission
July 28, 2009
Page Three


Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and
------------------------------------------------------------------------------
Issuer Purchases of Equity Securities
-------------------------------------

Recent Sales of Unregistered Securities, page 10

6. Confirming our telephone conversation, the information concerning the exemption from registration was disclosed in a timely manner in Form 8-K at the time of the transaction and was not repeated in this document. The reason language was included on the sale of securities previously disclosed was to avoid any confusion with the disclosure made in the subsequent event footnote to the financial statement.



Item 7. Management's Discussion and Analysis of Financial Condition and Results
-------------------------------------------------------------------------------
of Operations
-------------

Overview, page 11
-----------------

7. We acknowledge the staff's comment and represent that a more complete discussion of the business growth strategy and the lack of revenues will be made in the issuer's next 10-Q. At the time this Form 10-K was filed the issuer had not generated any material revenue and was in the process of seeking additional capital. As disclosed, the issuer did raise capital in the first quarter and began to profitably earn revenue in the second quarter and its current business model assumes appropriate profit margins.



Item 8. Financial Statements and Supplementary Data
---------------------------------------------------

Financial Statements
--------------------

Note 4 - Intangible Assets, page F-12
-------------------------------------

8. Supplementally we advise that the issuer believes that the amortization number would have been immaterial-approximately $10,000 for the reporting period, which is both qualitatively and quantitatively immaterial-and therefore, did not disclose same in Form 10-K. As discussed with the staff, the issuer will begin to amortize those intangible assets in the second quarter of 2009 and this will be reflected in the upcoming 10-Q.

HAROLD W. PAUL, LLC

Jerard Gibson, Esq.
Securities and Exchange Commission
July 28, 2009
Page Four


Item 9A. Controls and Procedures
--------------------------------

Disclosure Controls and Procedures, page 13
-------------------------------------------

9. We note the staff's comment and represent that in future filings the issuer will delete the qualifying language regarding assurance that the disclosure controls will be effective. The issuer believes that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that management believes that they are effective.



Item 11. Executive Compensation, page 15
----------------------------------------

10. We acknowledge the staff's comment regarding a compensation table and advise that inasmuch as only one person received compensation and that such compensation consisted solely of salary the issuer believed that narrative disclosure was sufficient. We represent that in the future filings appropriate disclosure will be made in tabular form as well.

As discussed more fully in the financial statement footnotes, Dr. Shane was entitled to receive salary under his employment contract, a substantial portion of which was unpaid and accrued since the company did not have sufficient funds to pay him. The company will continue to accrue his salary until such time it has sufficient revenue and cash flow to pay him without impacting operations.
A copy of Dr. Shane's employment contract will be filed with the next 10-Q.



Exhibits
--------

11. Supplementally we advise that the broker agreement discussed on page 5 was not deemed material requiring a filing as an exhibit as they have not generated revenue to date. With respect to the investment documents discussed on page 11, we believed that the subscription agreement had been filed with the above mentioned Form 8-K. We will file that document with the next 10-Q.

HAROLD W. PAUL, LLC

Jerard Gibson, Esq.
Securities and Exchange Commission
July 28, 2009
Page Five



Please advise if you have any further comment with regard to this filing or to this response letter.



							Sincerely,

                                                    /s/ HAROLD W. PAUL, LLC

/sl							HAROLD W. PAUL, LLC



cc:  Halden Shane
     TOMI Environmental Solutions, Inc.